UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 7)

BARE ESCENTUALS, INC.

(Name of Subject Company)

BARE ESCENTUALS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

067511 10 5

(CUSIP Number of Class of Securities)

Deanna Chechile

Vice President & General Counsel

71 Stevenson Street, 22nd Floor

San Francisco, California 94105

(415) 489-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

David C. Chapin

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

(617) 951-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on January 25, 2010, as amended by Amendment No. 1 filed on January 28, 2010, Amendment No. 2 filed on February 1, 2010, Amendment No. 3 filed on February 3, 2010, Amendment No. 4 filed on February 5, 2010, Amendment No. 5 filed on February 19, 2010 and Amendment No. 6 filed on March 1, 2010 (as previously filed with the SEC and as the same may be further amended or supplemented from time to time, the “Schedule 14D-9”) by Bare Escentuals, Inc. (the “Company”). The Schedule 14D-9 relates to the offer by Shiseido Company, Limited, a Japanese corporation (“Parent”), through its wholly-owned subsidiary, Blush Acquisition Corporation, a Delaware corporation (“Purchaser”), to acquire all issued and outstanding shares of the Company’s common stock, par value $0.001 per share (collectively, the “Shares”), in exchange for, with respect to each share, the right to receive $18.20 in cash, without interest, upon the terms and subject to the conditions set forth in Parent’s Offer to Purchase, dated January 25, 2010, and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B), to the Schedule 14D-9, respectively (the “Offer”). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 7 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 7 is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

Item 8 (Additional Information) of the Schedule 14D-9 is hereby further amended and supplemented by inserting the following section after “(i) Cautionary Note Regarding Forward-Looking Statements”:

“(j) Expiration of Offer; Subsequent Offering Period.

On March 9, 2010, Parent issued a press release announcing the expiration of the offering period, the successful completion of the Offer, and the commencement of a subsequent offering period for all remaining untendered Shares. Parent and Purchaser have advised the Company that, based on final information from the depositary for the Offer, as of the expiration of the initial offering period at 12:00 Midnight, New York City time, on Monday, March 8, 2010, a total of 80,005,604 Shares, representing over 86.9 percent of the outstanding Shares, were validly tendered and not withdrawn prior to the expiration of the Offer. All such Shares have been accepted for payment in accordance with the terms of the Offer, including 3,064,295 of such Shares that were tendered pursuant to the Offer’s guaranteed delivery procedure.

The subsequent offering period will expire at 12:00 Midnight, New York City time, on Thursday, March 11, 2010, unless extended. During the subsequent offering period, holders of untendered Shares may tender such shares into the Offer, and Purchaser will immediately accept for payment and promptly pay for each Share properly tendered $18.20, net to the seller in cash, without interest thereon and less any required tax withholding, which is the same per Share consideration paid in the initial offering period of the Offer. Procedures for tendering Shares during the subsequent offering period are the same as during the initial offering period, except that: (1) Shares cannot be tendered by the guaranteed delivery procedures; and (2) Shares tendered during the subsequent offering period may not be withdrawn. In addition, Shares validly tendered during the initial offering period may not be withdrawn during the subsequent offering period.

The press release issued by Parent is filed as Exhibit (a)(5)(A) hereto and is incorporated herein by reference.”

Item 9.	Exhibits.

Item 9 (Exhibits) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibit thereto:

Exhibit No.	Description

(a)(5)(A)	Press release issued by Shiseido Company, Limited on March 9, 2010 (incorporated by reference to Exhibit (a)(8) to Amendment No. 9 to the Schedule TO filed by Blush Acquisition Corporation and Shiseido Company, Limited on March 9, 2010).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ MYLES B. MCCORMICK
Name:	Myles B. McCormick
Title:	Chief Executive Officer

Dated: March 9, 2010